Exhibit 99.3

APPOINTMENT OF ICI DEPUTY CHAIRMAN

ICI today announced that Mr Peter Ellwood has accepted an invitation to join the Board of ICI as a Non-Executive Director in the role of Deputy Chairman with immediate effect. After a suitable period of transition Mr Ellwood will succeed Lord Trotman as Chairman, when Lord Trotman retires. Lord Trotman, who joined the Board of ICI in 1997, celebrates his 70th birthday next month.

Mr Ellwood was formerly Group Chief Executive of Lloyds TSB Group PLC and is Chairman of the UK Royal Parks Advisory Board and Chairman of The Work Foundation of Great Britain.

Lord Trotman said, “Peter Ellwood is a man of outstanding intelligence, energy and determination. He has extensive strategic business experience and has been a leader in driving structural change and efficiency improvement. He will bring high value complementary skills to the ICI Board and I am delighted that he is joining us.”

Commenting on his appointment Mr Ellwood said, “I am delighted to have been asked to join the Board as Deputy Chairman, and to be taking over from Alex as Chairman when he retires.

Between now and becoming Chairman I will concentrate on listening to as many people in the business, and seeing as much of the business, as possible.

ICI possesses many strengths including a deep well of intellectual capital. It has a number of excellent businesses, and I am looking forward very much indeed to working with the management team, during a time of considerable change, to help realise the Company’s potential.”

Biography attached.

27 June 2003

PETER ELLWOOD
Age: 60

CAREER HISTORY

Current position:	Chairman: UK Royal Parks Advisory Board
Chairman: The Work Foundation (UK)

1997 – 2003:	Group Chief Executive Lloyds TSB Group PLC

1995 – 1997:	Deputy Group Chief Executive Lloyds TSB Group PLC

1992 – 1995:	Group Chief Executive TSB Group PLC

1989 – 1990:	Chief Executive Retail Banking TSB Group PLC

1985 – 1989:	Chief Executive Barclaycard, part of Barclays Bank Plc

1961 – 1985:	Various roles Barclays Bank Plc in retail and corporate banking.

EXTERNAL INTERESTS

Chair of the Race Equality and Diversity Task Force of the Institute for Public Policy Research

Member of the Executive Committee and Council, Royal College of Music UK

Non-executive director of the Royal Philharmonic Orchestra Ltd

Member of the Court of the University College of Northampton

Member of the Advisory Council, the Prince’s Trust

HONOURS

Commander of the British Empire for services to Banking 2001
Fellow Royal Society of Arts
Companion of the Institute of Management
Freeman of the City of London
Liveryman of the Worshipful Company of Information Technologists
Fellow of the City & Guilds of London Institute
Honorary Doctor of Laws, Leicester University
Honorary Doctorate, University of Central England

27 June 2003